

April 21, 2011

Mr. Bob Glaser
President
Sustainable Environmental Technologies Corporation
2377 W. Foothill Blvd, Suite #18
Upland, CA 91786

>　　**Re:**　　**Sustainable Environmental Technologies Corporation**
>　　　　　　**Current Report on Form 8-K/A**
>　　　　　　**Filed March 7, 2011**
>　　　　　　**Form 10-Q/A for the Quarter Ended December 31, 2010**
>　　　　　　**Filed February 17, 2011**
>　　　　　　**Form 10-K for the Year Ended March 31, 2010**
>　　　　　　**Filed July 14, 2010**
>　　　　　　**File No. 000-25488**

Dear Mr. Glaser:

　　We have reviewed your response letter filed on April 5, 2011 and have the following comments.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended December 31, 2010

Item 1 – Financial Statements

Note 8 – Notes Payable

Convertible Note Payable to Metropolitan Real Estate LLC, page F-14

1.　We have reviewed your response to prior comment 8 from our letter dated March 21, 2011 and your disclosures regarding the restatement on page F-14. Given the material amounts involved, we continue to believe that you should file an Item 4.02 Form 8-K and an amended Form 10-Q for the period ended September 30, 2010. Please ensure that your amended Form 10-Q includes currently dated management certifications that refer to the Form 10-Q/A.

2. We note your response to comment 12 in our letter dated March 21, 2011 regarding your proposed disclosure under Internal Control over Financial Reporting. In future filings, please state management's assessment of effectiveness with respect to your company specifically rather than with respect to "the small business issuer".

You may contact Jeffrey Gordon at (202) 551-3866, or in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or, in her absence, me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director